MARILYN EXPOSED PRODUCTIONS LLC

[redacted]

I, Cornell Christianson, the President and Managing Member of Marilyn Exposed Productions LLC, hereby certify that the financial statements of Marilyn Exposed Productions LLC and notes thereto for the period from January 1, 2023 and ending December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending December 31, 2023 the amounts reported on our tax returns were total income of $ 0.00; taxable income of $ 0.00 and total tax of $ 0.00.

IN WITNESS THEREOF, this President's Financial Statement Certification has been executed as of December 31, 2023.

__Cornell Christianson____

Managing Member

December 31, 2023

MARILYN EXPOSED PRODUCTIONS LLC

FINANCIAL STATEMENTS (UNAUDITED)

From January 1, 2023 to December 31, 2023

Marilyn Exposed Productions LLC

Index to Financial Statements
(Unaudited)

MARILYN EXPOSED PRODUCTIONS LLC

BALANCE SHEET

As of December 31, 2023
(Unaudited)

Assets	
Cash and cash equivalents	$ 00.00
Total assets	$ 00.00
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 00.00
Total liabilities	$ 00.00
Members' equity	
Members' equity	$ 00.00
Total members' equity	$ 00.00
Total liabilities and members' equity	$ 00.00

See accompanying notes

MARILYN EXPOSED PRODUCTIONS LLC

STATEMENT OF OPERATIONS

from January 1, 2023 to December 31, 2023
(Unaudited)

Revenues	$ 00.00
Operating Expenses	
General and administrative	$ 00.00
Total Operating Expenses	00.00
Income (loss) before income taxes	$ 00.00
Income tax expense	$ 00.00
Net income (loss)	$ 00.00

See accompanying notes

MARILYN EXPOSED PRODUCTIONS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

from January 1, 2023 to December 31, 2023
(Unaudited)

Balance on January 1, 2023	$ 00.00
Net income (loss)	$ 00.00
Balance on December 31, 2023	$ 00.00

Managing Member Units

Balance on January 1, 2023	
Cornell Christianson	500 units
John Lant	500 units
Net gain (loss)	00.00
Balance on December 31, 2023	
Cornell Christianson	500 units
John Lant	500 units

See accompanying notes

MARILYN EXPOSED PRODUCTIONS LLC

STATEMENT OF CASH FLOWS

from January 1, 2023 to December 31, 2023
(Unaudited)

Cash flows from operating activities:	
Net income (loss)	$ 00.00
Contribution from managing members	$ 00.00
Net increase (decrease) in cash	$ 00.00
Cash and cash equivalents at inception	$ 00.00
Cash and cash equivalents on December 31, 2023	$ 00.00
Supplemental disclosure of cash flow information	
Income taxes paid	$ 00.00
Interest paid	$ 00.00

See accompanying notes

MARILYN EXPOSED PRODUCTIONS LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Marilyn Exposed Productions LLC was formed on February 2, 2019 (“Inception”) in the State of New York. The financial statements of Marilyn Exposed Productions LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in New York City.

The Company will be producing "Marilyn Exposed" aka “Marilyn Naked” which is an original musical-drama that had five successful workshop productions in New York City in front of audiences in an Off-Broadway theatre and now will be opening in New York City at a top Off-Broadway theatre to be produced by leading Off-Broadway producers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The company has a limited operating history and has not generated revenue flow from intended operations. Revenue flow is not expected until the show opens Off-Broadway but there is no guaranty that it will open or produce revenues.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the show when the show opens Off-Broadway but there is no guaranty that it will open or produce revenues.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the investors are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBER'S EQUITY

There has been no change in Managing Members' Equity during the period of these financial statements, with Cornell Christianson and John Lant each retaining 500 managing member units.

Investor Non-Voting Members will retain 100% of Adjusted Gross Receipts after payment of Production Expenses, Running Expenses, Loans and a Reserve (See Operating Agreement).

After 100% Recoupment: Investor Non-Voting Members will retain 50% of Net Profits from the New York production and after 28 performances will share in income streams from cast CD, national tours including Los Angeles, Chicago and Toronto, international tours including China and Japan, screenplay, film/TV rights, sequels, merchandising, product placements, sponsorships, colleges, high schools and community theatres according to standard Off-Broadway business practices.

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